Correspondence

OpGen, Inc.
708 Quince Orchard Road, Suite 205
Gaithersburg, MD 20878

September 7, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
 Attention:  John Reynolds

Re:	OpGen, Inc. Registration Statement on Form S-3 File Number 333-213356

Ladies and Gentlemen:

On behalf of OpGen, Inc., (the "Company"), and pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the above-referenced Registration Statement on Form S-3 be accelerated so that it will be declared effective at 4:30 p.m. on September 9, 2016, or as soon thereafter as is practicable.
The Company hereby acknowledges that: (i) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;  (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please direct any questions regarding the foregoing to the undersigned at (301) 869-9683 or to Mary J. Mullany at (215) 864-8631.
Sincerely,

/s/ Timothy C. Dec
Timothy C. Dec
Chief Financial Officer
 OpGen, Inc.

cc:   Mary J. Mullany, Esq.
        Ruairi J. Regan, SEC